Exhibit 23.4

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Independent Registered Public Accounting Firm” in the Registration Statement (Form S-4) and related prospectus for the registration of $400,000,000 of 6.0% Senior Subordinated Notes due 2024 of Asbury Automotive Group, Inc. and to the incorporation by reference therein of our reports dated February 25, 2014, with respect to the consolidated financial statements of Asbury Automotive Group, Inc., and the effectiveness of internal control over financial reporting of Asbury Automotive Group, Inc. as of December 31, 2013, included in its Annual Report (Form 10-K) for the year ended December 31, 2013, filed with the Securities and Exchange Commission.

/s/Ernst & Young LLP

Atlanta, Georgia

December 10, 2014